DEJOUR ENTERPRISES LTD.

Management Discussion and Analysis

Quarter Ended June 30, 2006

#

FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS

For the quarter ended June 30, 2006

The following is a discussion of the operating results and financial position of Dejour Enterprises Ltd (“Company”) for the quarter ended June 30, 2006.  It should be read in conjunction with the audited financial statements and notes for the year ended December 31, 2005.

Company Overview

Dejour Enterprises Ltd. is a micro-cap Canadian energy company developing high impact exploration opportunities in the current energy super cycle. The Company's focus is uranium and oil & gas.

The Company sets high standards for both our people and our projects. Dejour creates shareholder value by:

•

Innovative, creative approach to the energy industry

•

Leadership strength

•

Significant public resource company expertise and market focus

•

Proven multi-talented expertise in the businesses of oil and gas and uranium

•

Concise goals, achievable objectives

•

Timely acquisition and development of high-impact projects

Uranium Exploration

History of Uranium Exploration in the Athabasca Basin

Dejour’s uranium properties are situated along the western and eastern margins and in the center of the Athabasca Basin (“Basin”). The Basin became the focus for uranium exploration following the discovery in 1968 of a new, unconformity-related, high-grade uranium deposit along the eastern edge of the Basin at Rabbit Lake.  This marked the beginning of the uranium exploration boom in the Basin. Major discoveries were made in the 1970’s (Collins Bay, Key Lake and Midwest) and the 1980’s (Cigar Lake, McArthur, Eagle Point, and Dominique-Peter).

The main exploration focus was on the definition of sub-Athabasca basement graphitic rocks, recognizable as electromagnetic conductors, because of the role they played in controlling the locations of the unconformity-type uranium deposits at or near the Athabasca –basement contact.

The Basin has been explored sporadically from the late 1960’s through to the present day with most of the work being carried out in the late 1970’s and 1980’s. The main companies involved included Saskatchewan Mining Development Company, now Cameco Corp, Cogema, and Uranerz Exploration and Mining Limited. These and numerous other exploration companies flew airborne electromagnetic, magnetic and radiometric surveys, carried out prospecting, ground geophysics, till and lake water and lake sediment sampling and diamond drilling.

The majority of the work was carried out on the eastern side of the Basin.  The exploration work carried out to date on and in the vicinity of Dejour’s property has not been exhaustive.  New and improved exploration technologies successful in defining anomalies elsewhere in the Basin are now being utilized on Dejour’s properties.

Property Geology

Dejour’s properties are underlain by metamorphosed Aphebian sedimentary rocks, which contain graphitic horizons, and felsic intrusive rocks. These in turn are overlain by the flat lying late Proterozoic Athabasca Sandstone Formation which consists primarily of coarse sandstone with pebbly and conglomeratic layers. The thickness of the sandstone varies considerably from property to property. On the Virgin River Trend South property the sandstone has been completely eroded.  On the Virgin River North property the sandstone is 800m to 1500m thick and on the remaining thirteen projects the sandstone is 50 to 800m thick. On several properties the sandstone is cut by thin diabase dykes. Pre-Athabasca and post-Athabasca faulting is common on all the properties.

On the Maybelle River and Gartner Lake projects on the very west side of the Basin the sandstone also has a thin cover of Cretaceous clastic sediments.

All of the properties have been glaciated and have a thin veneer of glacial sediments covering the sandstone and basement rocks.

On all of the Dejour projects the information available from government and exploration sources indicates that the properties have geological features comparable to those found in the vicinity of uranium mineralization elsewhere in the Basin.

Current Uranium Holdings

As at June 30, 2006 the Company held the fifth largest mineral holdings in the Basin.  The Company currently has 100% interest in the following properties:

Hectares

Acres

Virgin Trend North

132,613

327,693

Virgin Trend South

31,594

78,070

R-Seven

54,531

134,739

Sand Hill Lake

74,312

183,628

Fleming

34,325

84,819

Gartner Lake

24,157

59,693

Maybelle River

16,473

40,706

Meanwell Lake

14,989

.

37,038

Thorburn Lake

2,802

6,924

Hoppy North

1,924

4,754

Hoppy South

1,271

3,141

Umpherville Lake

1,095

 2,706

Sheila

759

1,876

Umpherville West

321

793

Bozo

154

380

Total

391,320

966,969

2005 Activities

After acquiring claims and permits in 2004 and the first quarter of 2005, Dejour initially concentrated on compiling the historical uranium exploration data.  This was done in order to properly assess the work that had been done on the properties so as to determine how best to follow up existing anomalies and to determine which exploration techniques should be used to further explore the properties.

Seven of Dejour’s properties were then flown with Fugro’s state of the art Geotem 1000 (1969 line kilometres) and Megatem II (5395 line km) electromagnetic systems to define basement graphitic horizons. In addition to the survey data provided by Fugro, Dejour contracted Condor Geophysics of Denver, CO to carry out advanced processing of this data to enhance the Fugro interpretation.

The airborne EM surveys were successful in confirming and extending known anomalies and also identified horizons not previously detected by earlier lower powered surveys.  As a result of the encouraging information a total of 18 additional claims comprising 60,129 hectares (148,581 acres) were staked to cover the new airborne anomalies. A total of 250 kilometres of EM anomalies have now been defined on Dejour properties.

Dejour completed lithogeochemical sampling of sandstone boulders on the Virgin Trend North and Fleming properties.  The sampling confirmed and extended the boron and clay alteration anomaly at the south end of the Virgin Trend property.  The results on the Fleming property showed erratic anomalous samples and more sampling may be required.  Similar boron and clay lithogeochemical anomalies are known in the vicinity of uranium mineralization in the eastern part of the Basin.

2006 Activities

The Company contracted Patterson Geophysics to carry out ground TDEM to confirm and better define the airborne EM anomalies detected by Fugro. Hy-Tech Drilling was contracted to carry out 5,000 metres of drilling to test targets on the Company’s R-Seven, Meanwell Lake and Sand Hill Lake properties.  This helicopter supported drilling programme finished in early June 2006. Additional drilling to follow up on anomalous values was completed in July. Additional ground and airborne EM surveys are planned for most properties with these programs starting in early September.

Virgin Trend North/South

This extensive property [4 permits and 5 claims (164,207 hectares/405,763 acres)] covers the trace of the Virgin River Shear Zone/Dufferin Fault/Black Lake Fault which is a major fault system with repeated movement during the period of Athabasca sandstone deposition and uranium mineralization. Most of the property, except the southern off sandstone permit (31,594 hectares/78,070 acres), has at least 700m of sandstone covering the metasediments known to be favorable for uranium mineralization.

On the Cameco joint venture property to the south of the Virgin Trend North project, drill hole VR-018 intersected 5.83% U3O8 over 6.4 metres and drilling done by Cameco in 2005 extended and better defined the mineralized zone associated with this major fault structure. The Centennial Zone has been defined over a length of 100 metres and is open along and across strike.

Prior exploration on the Dejour property has been minimal but of note is a large boron and clay anomaly at the south end of the property. Boron is a significant indicator element often associated with uranium mineralization. Sampling carried out by Dejour in the summer of 2005 confirmed the boron and clay alteration extends onto Dejour's property for 20 kilometres.

In 2006 Empulse Geophysics completed one line of Audio Magneto Tellurics at the south end of the Virgin Trend North project; AMT is a very deep penetrating EM method and preliminary results show a major conductor at depth. More work is planned for September 2006.

R-Seven

This large property [12 claims (54,531 hectares/134,749 acres)] extends from the edge of the sandstone north for more than 33 kilometres. Previous exploration, conducted until the late 1990s, identified numerous graphitic electromagnetic conductive zones in the sub-sandstone basement rocks.

However, only eight holes were drilled on the property during that period. One of the holes encountered significantly anomalous radioactivity as well as clay mineral alteration that frequently haloes uranium deposits. This area, and the many other conductive zones on the property, provides targets for future uranium exploration.

The property was flown with Fugro's state of the art MEGATEM II airborne electromagnetic system and confirmed the known conductors, traced these conductors to the north under deeper cover and also identified previously unknown conductors. As a result one new claim was staked (4,535 hectares/11,206 acres).

In 2006 Patterson Geophysics completed ground TDEM surveying during the first quarter on three grids to define the airborne EM anomalies. Additional surveying on the northern claim blocks was done in August as was boulder sampling. During April and May 2006, seven holes were drilled, for a total of 3576.8 metres. Several holes had elevated values of uranium (to 3.8 ppm U) and pathfinder minerals boron and lead. Follow up drilling in three areas was completed in July (888m).  Analytical results are expected in September 2006.

Sand Hill Lake

This property [18 claims (74,312 hectares/183,628 acres)] follows the southern margin of the Athabasca basin for more than 25 kilometres. Historic work on the eastern portion near Virgin Lake identified graphite in basement rocks and a series of northeast-trending faults. These are part of the Dufferin Lake structural zone. It hosts the significant uranium mineralization in Cameco's Centennial Zone on the adjoining property where hole VR-018 intersected 5.83% U3O8 over 6.4 metres. Such structures associated with basement graphite near Virgin Lake are prime exploration targets.

Elsewhere on the project, graphite is associated with faulting that trends northwest through an area on the project where uranium is enriched in the bottom sediments of several lakes. This may be an area where a chimney of alteration above a uranium deposit comes to surface.

The property was flown with Fugro's state of the art GEOTEM 1000 and MEGATEM II airborne electromagnetic systems. The surveys confirmed the conductors identified by earlier exploration and traced these conductors north under deeper cover. The surveys also identified several new conductors and a total of 12 new claims were staked to cover these new conductors (42,070 hectares/111,370 acres).

In 2006 Patterson Geophysics completed ground TDEM surveying during the first quarter on seven grids to define airborne EM anomalies. In May six holes (1056.0m) were drilled to test several conductors; elevated values of uranium (to 2.32 ppm U) and pathfinder elements boron and lead were encountered in several holes. Two follow up holes were drilled in July and analytical results should be available in September 2006.

Fleming

Historic exploration on the property [(10 claims (34,325 hectares/84,819 acres)] traced a graphitic electromagnetic zone from the southwest to the southern part of the present property, where a pitchblende veinlet in a diabase dyke yielded a grab sample result of 3.2 % U3O8.

To the northeast, the geophysical data became difficult to interpret and more than 15 shallow drill holes failed to adequately trace the graphitic conductive zone or discover significant mineralization. The property was surveyed using the state of the art MEGATEM II airborne electromagnetic system. This new survey defined the earlier known conductor and also discovered several new previously unknown conductors believed to be caused by graphitic horizons. As a result four new claims were staked (6,971 hectares/17,226 acres) to cover the new conductors.

In 2006 Patterson Geophysics carried out ground TDEM surveying which better defined  the Megatem airborne EM anomaly on the west side of the project.

Maybelle River

The property [3 claims (16,473 hectares/40,706 acres)] covers a poorly explored part of the Athabasca basin immediately east of the Alberta border. Government magnetic data shows the northern part of the property to be underlain by low magnetic rocks, probably metasediments which may be graphitic. Previous exploration has been hampered by the thick cover of Paleozoic and Cretaceous sediments.

As a first step in assessing this property an airborne electromagnetic survey was flown using Fugro’s state of the art deep penetrating MEGATEM II system. This survey was successful in detecting previously unknown conductors.

Gartner Lake

The property [5 claims (24,157 hectares/59,693 acres)] covers a poorly explored part of the Athabasca basin where Cretaceous sediments cover the Athabasca sandstone which overlies basement metasediments favorable for uranium mineralization. Prior exploration around the property detected electromagnetic anomalies related to graphitic conductors which appear to trend on to Dejour' ground but are obscured by Cretaceous cover.

As a first step in exploring the ground an airborne electromagnetic survey was flown to detect graphitic conductors using Fugro's powerful state of the art MEGATEM II system. Several conductors were identified.

Meanwell Lake

Based on historical exploration data, a zone of graphitic metasediments trends northeast across the property [3 claims (14,989 hectares/37,038 acres)]. Additionally, a northwest trending fault offsets the graphitic rocks. The resulting zone of structural disruption of the graphitic basement rocks may have localized deposition of a uranium deposit that will be the target of future exploration.

In 2006 Patterson Geophysics completed ground TDEM surveying during the first quarter on two grids to define airborne EM anomalies. In April two holes (758m) were drilled to test two conductors; elevated values of uranium (to 4.8 ppm U) and pathfinder element boron were encountered in both holes. Two follow up holes were drilled in July and analytical results should be available in September 2006.

Oil & Gas Exploration

Dejour has acquired interests in potentially significant oil and gas prospects in North America based on the following criteria:

•

Multi-zone potential for both gas and oil

•

High quality reservoirs

•

Proximity to infrastructure and production facilities

•

Year round drilling, operating and production

•

An attractive available land position

Tinsley Prospect

By agreement dated September 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Tinsley Deep Prospect located in Yazoo County, Mississippi (the “Tinsley Prospect).  The Tinsley Prospect is comprised of 5,100 gross acres and 4,613 net acres.  During December 2005 the operator commenced drilling operations on a test well drilled to a total depth of 11,237 feet.

The Company paid acquisition costs representing the Company’s 43% prospect interest which include payment for leasehold interests, brokerage, seismic processing and prospect development. In the initial well the Company shall pay 46.583333% of the drilling and/or abandonment costs, and 34.9375% of completion costs to earn a 34.9375% WI BPO (working interest before payout) [28.21875% NRI BPO (net revenue interest before payout)] and 29.428126% WI APO (working interest after payout) [25.633635% NRI APO (net revenue interest after payout)].  The agreement also contains an Area of Mutual Interest consisting of approximately 45 sq. miles defined by the area covered by certain seismic data.

In March 2006, the Company was advised by the operator of the Tinsley Prospect that the well is not economic.  As a result, the Company will be recording an impairment provision of approximately $2,062,000 including drilling costs incurred during the first quarter ended March 31, 2006.

Lavaca Prospect

By agreement dated October 1, 2005 the Company acquired the rights to participate in an oil and gas exploration joint venture known as the Lavaca Prospect located in Mitchell County, Texas (the “Lavaca Prospect”).  The Lavaca Prospect is comprised of 6,181 gross acres and 3,998 net acres.  During November 2005 6he operator commenced drilling operations on a test well drilled to 8,200 feet.

The Company paid acquisition costs representing the Company’s 10% interest which include payment for leasehold interests, brokerage and prospect development.  In the initial well the Company will pay 13.33333% of the drilling and/or abandonment costs and 10% of completion costs estimated at to earn a 10% WI (working interest) [7.5% NRI (net revenue interest)].  The agreement also contains an Area of Mutual Interest consisting of all land within one mile from the outside borders of the leasehold lands.

Alberta Oil & Gas Joint Venture

Commencing April 1, 2006 the Company has entered a joint venture arrangement with Charles W.E. Dove, who has been an advisory board member of the Company since November 2004, and a principal with Dove & Kay Exploration Ltd. of Calgary.

Mr. Dove, a geophysicist, with over 27 years oil & gas experience, left his geophysical consulting business to join with Dejour to identify, generate and pursue certain oil & gas opportunities in the Western Sedimentary Basin.  The Joint Venture is owned and will be funded 90% by Dejour, with Mr. Dove’s company, Wild Horse Energy Ltd. owning and funding the remaining 10%.  A number of potential oil & gas opportunities are under consideration.

Retamco Oil & Gas Project

In July 2006, the Company had successfully concluded the purchase of its interests in 267 oil and gas leases covering 254,068 net acres (397 sections of land) in the Piceance and Uinta Basins of Western Colorado and Eastern Utah for a total cost of USD$22,124,545.50 in cash, stock, note and debentures.

The project consists of two project types. The “Natural Gas Resource” project is a well defined stratigraphic gas resource, covering 188,422 net acres containing low geologic risk natural gas assets plus the opportunity for deeper Jurassic reserves.  The second project is a massive deep “Overthrust Oil” project covering 65,646 net acres in the northern Piceance/Uinta Basins with a high reward potential and commensurate risk. According to Retamco, the project has prospective resource estimates of 2 billion barrels of oil, and is directly analogous to the Rangeley field located immediately adjacent, having produced over 1 billion barrels to date.

Dejour owns a 25% net working interest in the Natural Gas Resource project and a 12.5% net working interest in the Overthrust Oil project.  Leasehold acreage NRI is 80%.  Dejour will pay an unpromoted proportionate share of all exploration expenses including seismic, drilling, completion or abandonment and equipping.

The cost to Dejour includes USD$5 million cash, 5,500,000 DJE common shares valued at USD$10,726,700 ($2.17 CDN per share), a USD$5,000,000 zero coupon note maturing December 31, 2006 and the issuance of a USD$1,397,845.50 two-year 8% convertible debenture.

#

The current working interest partners are:

	‘Natural Gas Resource’	‘Overthrust Oil’

Dejour Energy (USA) Corp.	25%	12.5%
Brownstone Ventures (US) Inc.	10%	10%
Retamco Operating, Inc.	65%	77.5%

Agreements are currently being finalized to include an additional partner, with significant Piceance Basin operating capability.

Planned Exploration Program

Dejour, Brownstone (TSX-V: “BWN”) and Retamco are currently conducting a systematic geologic and operational review of the properties with the intent of scaling up a continuous drilling program that includes utilizing up to 4 rigs capable of drilling 36-40 wells per year and with an annual capital budget approximating USD$40,000,000.  Drilling is estimated to commence in Q4, 2006.

#

Share Capital

Authorized:

Unlimited common shares

Unlimited first preferred shares, issuable in series

Unlimited second preferred shares, issuable in series

	Shares	Value
Common shares issued:
Balance at December 31, 2004	15,795,962	$ 2,726,819

Common shares issued during 2005:
- for cash by private placements	21,030,214	$14,696,916
- for services	11,500	9,200
- for cash on exercise of agent’s options	217,783	152,448
- for cash on exercise of warrants	1,806,365	883,160
- for cash on exercise of stock options	154,965	52,286
- contributed surplus reallocated on exercise of stock options	-	35,480
- renounced flow through share expenditures	-	(366,135)

Balance at December 31, 2005	39,016,789	$18,190,174

Common shares issued in 2006
- for cash by private placements	8,071,333	$ 11,315,654
- for cash on exercise of warrants and agents options	3,618,125	3,932,298
- for cash on exercise of stock options	463,442	257,001
- contributed surplus reallocated on exercise of stock options	-	159,057

Balance at June 30, 2006	51,169,689	$ 33,854,184

#

Stock Options and Warrants

The following table summarizes information about stock option transactions:

	Outstanding Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2004	950,000	$ 0.275	4.83 years
Options granted	2,606,192	0.603
Options exercised	(154,965)	0.337
Options cancelled and expired	(90,035)	0.415

Balance, December 31, 2005	3,311,192	$ 0.527	2.71 years
Options granted	1,800,000	1.939
Options exercised	(463,442)	0.555
Options cancelled and expired	-	-

Balance, June 30, 2006	4,647,750	$ 1.071	2.39 years

Details of changes in the Company’s contributed surplus balance are as follows:

Balance, December 31, 2004	$ 6,131
Stock compensation on vesting of options	308,434
Allocated to share capital on exercise of options	(35,480)

Balance, December 31, 2005	$ 279,085
Stock compensation on vesting of options	523,198
Allocated to share capital on exercise of options	(159,057)

Balance, June 30, 2006	$ 643,226

Details of warrants outstanding as at June 30, 2006 are as follows:

Number	Price	Remaining Contractual Life

4,961,230	$ 0.80	0.71 years
13,115	0.85	0.71 years
1,584,233	1.10	1.46 years
1,360,667	1.65	1.50 years

7,919,245	$ 0.95	1.03 years

In addition, as part of the private placement closed in March 2005, the Company issued 717,692 agents’ options that are exercisable into units at a price of $0.70 per unit until March 17, 2007.  Each unit consists of one common share and one half of a share purchase warrant.  Each whole share purchase warrant is exercisable into a common share at a price of $0.85 per share until March 17, 2007.  As at June 30, 2006, 1,231 of these agents’ options remain unexercised.

Related Party Transactions

During the quarter ended June 30, 2006, the Company entered into the following transactions with related parties:

a)

The Company incurred $34,790 in fees to a private company controlled by the CEO and director of the Company.

b)

The Company incurred $36,647 in fees to a private company controlled by the President and director of the Company.

c)

The Company incurred $481 in expense reimbursement to the President and director

d)

The Company incurred $25,966 in fees and $340 in expense reimbursements to a private company controlled by the CFO of the Company.

These transactions are in the normal course of operations and are measured at the exchange amount established and agreed to by the related parties.

Subsequent Events

As part of the December 2005 private placement, the Company issued 2,662,451 warrants to subscribers and agents, exercisable at $1.10 per share, expiring December 14, 2007.  The Company had the right to trigger early exercise of these warrants.  Such notice was provided June 28, 2006 to all warrant holders.  As at July 13, 2006, all of the $1.10 warrants were exercised.

Retamco Oil & Gas Project

In May 2006, the Company entered into a conditional Letter of Intent with Retamco Operating Co., a private Texas corporation, to acquire an interest in oil & gas leases located in the Piceance and Uinta Basins respectively in the States of Colorado and Utah.  These basins represent areas containing some of the hottest oil & gas opportunities today in the continental USA.

In July 2006, the Company successfully concluded the purchase of its interests in 267 oil and gas leases covering 254,068 net acres (397 sections of land) in the Piceance and Uinta Basins of Western Colorado and Eastern Utah for a total cost of USD$22,124,545.50 in cash, stock, note and debentures.

Please refer to the section “2006 Activities - Oil & Gas Exploration” for more information.

#

Results of Operations – Quarter ended June 30, 2006

The Company’s net loss for 2006 Q2 was $907,022, or $0.02 per share, compared to $410,504 or $0.02 per share for 2005 Q2.  The increase in net loss was largely related to non-cash stock based compensation expense of $369,721, as compared to $38,585 in 2005 Q2.  The Company determined the fair value of stock options granted using the Black-Scholes option pricing model.

Excluding stock-based compensation expense, the Company had a net loss of $537,501, or $0.01 per share in 2006 Q2, as compared to a net loss of $371,919, or $0.02 per share in 2005 Q2.

Interest revenue increased to $200,579 in 2006 Q1, from $28,677 in 2005 Q2, as the Company had a higher cash balance and interest rate had increased.

Investor relations expense increased to $213,230 in 2006 Q2 from $92,685 in 2005 Q2.  The Company was reactivated to Tier 2 Issuer status on the TSX Venture Exchange in November 2004.  Therefore, in early 2005, our investor base and investor relations expenses were small.  As the Company expanded, it incurred trade shows, travel and newsletter printing costs to broaden the Company’s shareholders’ base and to better communicate the Company’s business plan to potential investors.

Since its reactivation, the Company had been actively looking for energy exploration projects that would add to shareholder values.  General exploration expenses increased to $77,661 in 2006 Q2 from $29,948 in 2005 Q2.  During 2006 Q2, the Company had a foreign exchange loss of $132,581 on its US$ deposit, as Canadian dollar appreciated substantially.

Summary of Quarterly Results

(Unaudited - Prepared by Management)

Quarter ended year	Jun 30, 2006 $	Mar 31, 2006 $	Dec 31, 2005 $	Sep 30, 2005 $	Jun 30, 2005 $	Mar 31, 2005 $	Dec 31, 2004 $	Sep 30, 2004 $
Revenues	200,579	96,876	37,562	22,784	28,677	10,507	Nil	Nil
Net Loss	(907,022)	(3,275,020)	(503,460)	(509,430)	(410,504)	(188,525)	(310,446)	(30,114)
Loss per share (1)	(0.02)	(0.08)	(0.01)	(0.02)	(0.02)	(0.01)	(0.03)	(0.00)
Fully diluted loss per share	(0.02)	(0.08)	(0.01)	(0.02)	(0.02)	(0.01)	(0.03)	(0.00)

#

Liquidity and Financings

Since its reactivation to Tier 2 Issuer status on the TSX Venture Exchange in November 2004 to August 21, 2006, the Company has raised gross proceeds of close to $37 million, through seven private placements and the exercise of warrants and options.

Although to date the Company’s main source of funding has been through equity issues, it is actively looking for revenue generating projects of merit in the energy sector.

Working capital increased to $22,684,607 on June 30, 2006 from $12,167,334 on December 31, 2005 and $5,649,969 on June 30, 2005.  Cash balances on June 30, 2006 were $22,653,685, compared to $12,387,314 and $5,608,496 on December 31, 2005 and on June 30, 2005 respectively.

In December 2005, the Company raised $2,415,000 through the issuance of 2,300,000 flow-through shares (“FTS”).  Under the FTS agreement, the Company is obligated to spend $2,415,000 in Canadian Exploration Expenditures (“CEE”) by December 31, 2006.

In March 2006, the Company issued 5,300,000 flow-through common shares at $1.50 per shares and raised $7,950,000 through a brokered private placement.  Under the FTS agreement, the Company is obligated to spend $7,950,000 in CEE by December 31, 2007.

As at June 30, 2006, the Company had approximately $8,050,000 of CEE obligations.

Forward Looking Statements

Statements contained in this document which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements.  Factors that could cause such differences include, but not limited to, are volatility and sensitivity to market price for uranium, environmental and safety issues including increased regulatory burdens, possible change in political support for nuclear energy, changes in government regulations and policies, and significant changes in the supply-demand fundamentals for uranium that could negatively affect prices.  Although the Company believes that the assumptions inherent in forward looking statements are reasonable we recommend that one should not rely heavily on these statements.  The Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

#